SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CONSOLIDATED CAPITAL PROPERTIES III

(Name of Subject Company)
CONSOLIDATED CAPITAL PROPERTIES III

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 4, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase up to 31,714 units of limited partnership interest (“Units”) of Consolidated Capital Properties III, at a price of $20.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between June 22, 2007 and August 3, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of June 22, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2007.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Consolidated Capital Properties III, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of March 31, 2007, 158,572 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is ConCap Equities, Inc. (the “General Partner”), a Delaware corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $20.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on June 22, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for payments to affiliates for services and reimbursement of certain expenses incurred by affiliates of the General Partner on behalf of the Partnership.
     Affiliates of the General Partner receive 5% of gross receipts from the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $19,000 and $36,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $91,000 and $141,000 for the years ended December 31, 2006 and 2005, respectively.
     Affiliates of the General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $58,000 and $44,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $156,000 and $228,000 for the years ended December 31, 2006 and 2005, respectively. A portion of these reimbursements are construction management services provided by an affiliate of the General Partner of approximately $30,000 and $18,000, respectively, and approximately $74,000 and $57,000 for the years ended December 31, 2006 and 2005, respectively. At March 31, 2007, approximately $39,000 of such reimbursements was owed to affiliates of the General Partner.
     The Partnership Agreement provides for a special management fee equal to 9% of the total distributions made to the limited partners from cash flow from operations to be paid to the General Partner for executive and administrative management services. During the three months ended March 31, 2007 and 2006 and during the years ended December 31, 2006 and 2005, no special management fees were paid as no distributions from cash flow from operations were made.
     During the three months ended March 31, 2007, an affiliate of the General Partner advanced the Partnership approximately $87,000 to fund operations and capital improvements at Village Green Apartments. During the years ended December 31, 2006 and 2005, an affiliate of the General Partner advanced the Partnership approximately $380,000 (including approximately $18,000 during the three months ended March 31, 2006) and $214,000, respectively, to fund operations and capital improvements at Village Green Apartments and Ventura Landing Apartments, which the Partnership sold during March 2006. Interest is accrued at the prime rate plus 2% (10.25% at March 31, 2007) and was approximately $11,000 and $20,000 for the three months ended March 31, 2007 and 2006, respectively, and approximately $25,000 and $61,000 for the years ended December 31, 2006 and 2005, respectively. There were no payments made on outstanding advances during the three months ended March 31, 2007 or during the year ended December 31, 2005. During the year ended December 31, 2006, the Partnership repaid outstanding advances and associated accrued interest of approximately $877,000, although such payment occurred after March 31, 2006. At March 31, 2007, there were approximately $464,000 of outstanding advances and associated accrued interest owed to an affiliate of the General Partner. Subsequent to March 31, 2007, an affiliate of the General Partner advanced the Partnership approximately $36,000 to fund operations at Village Green Apartments.
     The Partnership insures its properties up to certain limits through coverage provided by AIMCO which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $28,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $45,000 and $35,000, respectively, for insurance coverage and fees associated with policy claims administration during the years ended December 31, 2006 and 2005.
     Pursuant to the Partnership Agreement, the General Partner is entitled to receive a commission equal to 3% of the aggregate disposition price of sold properties. The Partnership paid a commission of $108,000 to the General Partner related to the sale of Professional Plaza in 1999. This amount is subordinate to the limited partners receiving their original capital contributions plus a cumulative preferred return of 6% per annum of their adjusted capital investment, as defined in the Partnership Agreement. If the limited partners have not received these returns when the Partnership terminates, the General Partner will be required to return this amount to the Partnership. It is not presently expected that the limited partners will receive these returns when the Partnership terminates. Accordingly, no such commission was paid to the General Partner related to the March 2006 sale of Ventura Landing Apartments.
     In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 88,471.50 limited partnership units (the “Units”) in the Partnership representing 55.79% of the outstanding Units at March 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 55.79% of the outstanding Units, AIMCO is in a position to control all voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as general partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of July 3, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of July 3, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(2)	Letter to Unit Holders of the Partnership, dated July 3, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 3, 2007

Consolidated Capital Properties III

By:	ConCap Equities, Inc.
(Corporate General Partner)

	By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President